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                                                                      EXHIBIT 9

                                               REED STENHOUSE COMPANIES LIMITED
                                                       Reed Stenhouse Tower,
                                                       20 Ray Street
                                                       Toronto, Canada M5J 2N9
                                                       (416) 868-5500
                                                       Facsimile (416) 868-
                                                       5580

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Reed Stenhouse
-----------------

December 16, 1996

TO: HOLDERS OF CLASS 1 SPECIAL SHARES ("RSC Shares") of
REED STENHOUSE COMPANIES LIMITED (the "Company")

  Aon Corporation, through its wholly owned subsidiary, Subsidiary Corporation, Inc., a Maryland corporation, (the "Offeror") is making an offer to purchase all of the shares of Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "A&A Shares"), of Alexander & Alexander Services Inc. ("A&A") at a price of U.S. $17.50 per share, net to seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1996, and in the related Letter of Transmittal (which together constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are enclosed. The Letter of Transmittal has been provided for informational purposes only and does not need to be completed. Your RSC Shares are intended to represent the economic equivalent of an equal number of A&A Shares. In order for you to participate in the Offer, it will be necessary for you to (a) request the redemption of your RSC Shares for A&A Shares on a one-for-one basis, and (b) tender the A&A Shares received upon such redemption pursuant to the Offer. You may do this by properly completing and executing the enclosed Retraction and Tender Request and transmitting such request, together with the certificates representing your RSC Shares, as instructed therein so that they are received by First Chicago Trust Company of New York no later than January 14, 1997.

  Your request for redemption will be effected contemporaneously with the Offeror's first acceptance for payment of A&A Shares pursuant to the Offer. If your request for redemption has not been effected prior to 12:00 midnight (New York time) on April 1, 1997, your RSC Shares will be returned to you. You may also withdraw your Retraction and Tender Request prior to the purchase of the A&A Shares by contacting the Company c/o First Chicago Trust Company of New York. In addition, you are entitled to withdrawal rights described in the Offer to Purchase under "Withdrawal Rights".

  The Board of Directors of A&A has determined that the terms of the Offer are fair to and in the best interests of the stockholders of A&A and has recommended that all holders of A&A Shares accept the Offer. Such recommendation is included in the documents enclosed with this letter.

  If you have any questions with respect to the foregoing matters, please contact the Information Agent, Georgeson & Company, Inc., at 1-800-223-2064. If you wish to participate in the Offer, please complete and send the documentation referred to above to the Company, c/o the First Chicago Trust Company of New York, at the address provided in the enclosed documents for arrival prior to January 14, 1997.

                                          Yours truly,

                                          James S. Horrick
                                          President and Chief Executive
                                           Officer